Filed by Plains All American Pipeline, L.P. (1-14569)
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pacific Energy Partners, L.P. (1-31345)
Commission File No: 333-135712

Contacts:	Phillip D. Kramer	Brad A. Thielemann
	Executive Vice President and CFO	Manager, Special Projects
	713-646-4560 — 800-564-3036	713-646-4222 — 800-564-3036

FOR IMMEDIATE RELEASE

Plains All American Expands and Extends
Credit Facility and Enters into
Acquisition Bridge Facility

(Houston — Monday, July 31, 2006) Plains All American Pipeline, L.P. (NYSE: PAA) announced today that it has increased the committed borrowing capacity on its principal revolving credit facility from $1.0 billion to $1.6 billion.  The credit facility includes a sub-facility for Canadian borrowing that was increased from $400 million to $600 million. The amendment increased the aggregate capacity of the facility to $2.0 billion at the option of the Partnership, subject to obtaining additional commitments from lenders.  The amended facility has a final maturity of July 2011. Banc of America Securities LLC and Wachovia Capital Markets, LLC acted as Joint Lead Arrangers and Joint Book Managers on this facility.

In addition, the Partnership entered into a separate $1.0 billion acquisition bridge facility to finance the cash portion of the Pacific Energy acquisition.  The bridge facility is a 364-day facility with a one-year term-out provision and funding will occur commensurate with the closing of the acquisition. Seven financial institutions participated in the bridge facility.  JPMorgan Securities Inc. and Citigroup Corporate and Investment Banking acted as Joint Bookrunners and Co-Lead Arrangers. Other agents in the bridge facility include Bank of America, N.A., Wachovia Bank, National Association, and UBS Securities LLC.

“We are pleased by the strong show of support from our bank group” said Al Swanson, Vice President — Finance and Treasurer of the Partnership. “These financing activities mitigate financing risks associated with the Pacific Energy acquisition and are consistent with the Partnership’s commitment to maintain strong liquidity and financial flexibility.”

Plains All American Pipeline, L.P. is engaged in interstate and intrastate crude oil transportation and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and other petroleum products, in the United States and Canada. Through its 50% ownership in PAA/Vulcan Gas Storage LLC, the Partnership is also engaged in the development and operation of natural gas storage facilities. The Partnership’s common units are traded on the New York Stock Exchange under the symbol “PAA.” The Partnership is headquartered in Houston, Texas.

Investor Notice

Plains All American Pipeline, L.P. has filed with the Securities and Exchange Commission a registration statement on Form S-4 (as the same may be supplemented or amended, Registration

No. 333-135712) containing a preliminary joint proxy statement/prospectus of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and other documents in relation to this transaction. Investors and security holders are urged to read carefully these documents when they become available because they will contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. A definitive joint proxy statement/prospectus will (when finalized) be sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.pacificenergy.com.

Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from results anticipated in the forward-looking statements. These risks and uncertainties include, among other things: the success of our risk management activities; environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves; maintenance of our credit rating and ability to receive open credit from our suppliers and trade counterparties; abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on our pipeline system; declines in volumes shipped on the Basin Pipeline, Capline Pipeline and our other pipelines by us and third party shippers; the availability of adequate third party production volumes for transportation and marketing in the areas in which we operate; demand for natural gas or various grades of crude oil and resulting changes in pricing conditions or transmission throughput requirements; fluctuations in refinery capacity in areas supplied by our transmission lines; successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations; unanticipated changes in crude oil market structure and volatility (or lack thereof); the impact of current and future laws, rulings and governmental regulations; the effects of competition; continued creditworthiness of, and performance by, counterparties; interruptions in service and fluctuations in rates of third party pipelines; increased costs or lack of availability of insurance; fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our Long-Term Incentive Plans; the currency exchange rate of the Canadian dollar; the impact of crude oil and natural gas price fluctuations; shortages or cost increases of power supplies, materials or labor; weather interference with business operations or project construction; general economic, market or business conditions; and other factors and uncertainties inherent in the marketing, transportation, terminalling, gathering and storage of crude oil and liquefied petroleum gas discussed in the Partnership’s filings with the Securities and Exchange Commission.

# # #